 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of April, 2020

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

2nd Floor West Wing, Lansdowne House

57 Berkeley Square

London, W1J 6ER

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following, which appears immediately following this page:

•

A press release dated April 30, 2020 announcing a delay in the filing of registrant Ferroglobe PLC’s annual report on Form 20-F, in reliance on SEC Orders dated March 4, 2020 and March 25, 2020 (Release Nos. 34-88318 and 34-88465), the contents of which are incorporated herein by this reference.

Ferroglobe PLC Announces Delay in Filing Form 20-F Due to COVID-19

LONDON, April 30, 2020 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ:GSM) (“Ferroglobe”, “the Company”, “we” or “our”), a global, leading producer of silicon metal, and a leading silicon- and manganese-based specialty alloys producer, announced today that there will be a delay in the filing of its annual report on SEC Form 20-F for the year ended December 31, 2019 (“Annual Report”).

With the uncertainties created by the COVID-19 pandemic and potential implications for Ferroglobe’s operating environment and financial results, the Company continues to prepare financial scenarios for the near-term, which its external auditor is auditing.  The time and attention needed to gather and present relevant information to the auditors has impeded the Company’s ability to complete its Annual Report by the April 30, 2020 due date.  As a result, the Company is relying on the Securities and Exchange Commission’s Orders under Section 36 of the Securities and Exchange Act of 1934, as amended, dated March 4, 2020 and March 25, 2020 (Release Nos. 34-88318 and 34-88465) to delay the filing of its Annual Report. The Company expects to file the Annual Report in late May 2020, but in any event not later than June 15, 2020.

In the meantime, the Company notes that the COVID-19 pandemic is affecting  global economies and financial markets and could negatively affect our operations and/or our ability to access capital, as well as the operations and financial position of our suppliers and customers.  The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change. We do not yet know the full extent of potential impacts on our business, the financial markets or the global economy as a whole.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe Ferroglobe’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to Ferroglobe and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond Ferroglobe’s control.

Forward-looking financial information and other metrics presented herein represent Ferroglobe’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon- and manganese-based specialty alloys, and other ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

CONTACT:

Gaurav Mehta, EVP - Investor Relations
Email: investor.relations@ferroglobe.com

Louie Toma: +1 774-291-6000
Hayden IR - Managing Director
Email: louie@haydenir.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2020
FERROGLOBE PLC

by	/s/ Beatriz García-Cos Muntañola
Name: Beatriz García-Cos Muntañola
Title: Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer)